Exhibit 12.3
Ameren Illinois Company
Computation of Ratio of Earnings to Fixed Charges and Combined
Fixed Charges and Preferred Stock Dividend Requirements
(Thousands of Dollars, Except Ratios)

Nine Months Ended September 30,
2014
Earnings available for fixed charges, as defined:
Net income	$158,199
Tax expense based on income	109,624
Fixed charges (a)	94,759
Earnings available for fixed charges, as defined	$362,582
Fixed charges, as defined:
Interest expense on short-term and long-term debt (a)	$81,920
Estimated interest cost within rental expense	3,200
Amortization of net debt premium, discount, and expenses	9,639
Total fixed charges, as defined	$94,759
Ratio of earnings to fixed charges	3.83
Earnings required for combined fixed charges and preferred stock dividends:
Preferred stock dividends	$2,267
Adjustment to pretax basis	1,571
$3,838

Combined fixed charges and preferred stock dividend requirements	$98,597
Ratio of earnings to combined fixed charges and preferred stock dividend requirements	3.68

(a)	Includes net interest related to uncertain tax positions.